UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Ford, Monte E.
   250 East Carpenter Freeway
   Irving, TX  75062
2. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/30/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Officer of Subsidiary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |9/6/00|F   |V|4,418 (1)         |D  |$36.63     |                   |D     |                           |
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Class A Common Stock       |11/30/|D   |V|14,416.39 (2)     |D  |(3)        |0                  |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Options with Stock App|$14.50  |11/30|D   |V|4,600      |D  |(4)  |5/7/2|Class A Comm|4,600  |(5)    |0           |D  |            |
reciation Rights      |        |/00  |    | |           |   |     |006  |on Stock    |       |       |            |   |            |
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Stock Options         |$21.63  |11/30|D   |V|15,000     |D  |(4)  |1/2/2|Class A Comm|15,000 |(6)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |007  |on Stock    |       |       |            |   |            |
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Stock Options         |$35.31  |11/30|D   |V|20,000     |D  |(4)  |1/1/2|Class A Comm|20,000 |(7)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |008  |on Stock    |       |       |            |   |            |
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Stock Options         |$42.25  |11/30|D   |V|22,000     |D  |(4)  |1/4/2|Class A Comm|22,000 |(8)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |009  |on Stock    |       |       |            |   |            |
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Stock Options         |$26.56  |11/30|D   |V|27,000     |D  |(4)  |1/3/2|Class A Comm|27,000 |(9)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |010  |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Payment of tax liability by delivering or withholding securities incident to the vesting of a security issued in accordance with Rule 16b-3.
2. Includes 157.30 shares acquired under the company's discounted employee stock purchase plan in July and October 2000.
3. Disposed of pursuant to a merger agreement between issuer and Citigroup Inc. in exchange for 6064 shares of Citigroup Inc. common stock having a market value of $49.81 per share on the effective date of the
merger.
4. All options are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years.
5.This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 3,374 shares of Citigroup Inc. common stock for $19.77 per share.
6. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 11,001 shares of Citigroup Inc. common stock for $29.49 per share.
7. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 14,668 shares of Citigroup Inc. common stock for $48.15 per share.
8. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 16,134 shares of Citigroup Inc. common stock for $57.61 per share.
9. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 19,802 shares of Citigroup Inc. common stock for $36.22 per share.
SIGNATURE OF REPORTING PERSON
/s/ Frederic C. Liskow on behalf of Monte E. Ford
DATE
December 8, 2000